Exhibit 99.1

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd.

Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., april 10, 2025 – ASE Technology Holding Co., Ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its revised unaudited consolidated net revenues for March and 1st quarter of 2025.

Consolidated net revenues (unaudited)

	Mar	Feb	Mar	Sequential	YoY
(NT$ Million)	2025	2025	2024	Change	Change
Net Revenues	53,748	44,961	45,661	+19.5%	+17.7%

	Mar	Feb	Mar	Sequential	YoY
(US$ Million)	2025	2025	2024	Change	Change
Net Revenues	1,638	1,374	1,449	+19.2%	+13.1%

	Q1	Q4	Q1	Sequential	YoY
(NT$ Million)	2025	2024	2024	Change	Change
Net Revenues	148,153	162,264	132,803	-8.7%	+11.6%

	Q1	Q4	Q1	Sequential	YoY
(US$ Million)	2025	2024	2024	Change	Change
Net Revenues	4,518	5,046	4,243	+10.5%	+6.5%

Net revenues for ATM assembly, testing and material business are as follows:

atm net revenues (unaudited)

	Mar	Feb	Mar	Sequential	YoY
(NT$ Million)	2025	2025	2024	Change	Change
Net Revenues	31,198	27,332	25,723	+14.1%	+21.3%

	Mar	Feb	Mar	Sequential	YoY
(US$ Million)	2025	2025	2024	Change	Change
Net Revenues	951	835	816	+13.8%	+16.5%

	Q1	Q4	Q1	Sequential	YoY
(NT$ Million)	2025	2024	2024	Change	Change
Net Revenues	86,668	88,363	73,908	-1.9%	+17.3%

	Q1	Q4	Q1	Sequential	YoY
(US$ Million)	2025	2024	2024	Change	Change
Net Revenues	2,643	2,747	2,361	-3.8%	+11.9%

*This press release is intended to comply with Taiwan regulatory requirements.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20-F filed on March 27, 2025.